Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

PROSPECTUS SUPPLEMENT NO. 1 JUNE 18, 2019
GRIFFIN CAPITAL ESSENTIAL ASSET REIT
SUPPLEMENT NO. 1 DATED JUNE 18, 2019
TO THE PROSPECTUS DATED JUNE 17, 2019
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc., formerly known as Griffin Capital Essential Asset REIT II, Inc., dated June 17, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	updates to "Management - Executive Officers and Directors";

•	updates to "Net Asset Valuation Calculation and Valuation Procedures - Certain Historical NAV Information"; and

•	an update to "Description of Shares - Distribution Policy."
Updates to "Management - Executive Officers and Directors"
The table under "Management - Executive Officers and Directors" is hereby updated and replaced with the following:

Name	Age	Position(s)
Kevin A. Shields	61	Chairman of the Board of Directors and Executive Chairman
Michael J. Escalante	58	Chief Executive Officer, President and Director
Javier F. Bitar	57	Chief Financial Officer and Treasurer
Howard S. Hirsch	53	Chief Legal Officer and Secretary
Louis K. Sohn	44	Managing Director, Acquisitions & Corporate Finance
Scott Tausk	60	Managing Director, Asset Management
Don G. Pescara	56	Managing Director, Acquisitions
Julie A. Treinen	59	Managing Director, Asset Management
David J. Congdon	58	Managing Director, Corporate Strategy
Nina M. Sitzer	51	Executive Vice President and General Counsel
Kathleen S. Briscoe	59	Independent Director
Gregory M. Cazel	57	Independent Director
Ranjit M. Kripalani	59	Independent Director
J. Grayson Sanders	78	Independent Director
Samuel Tang	58	Independent Director
Don G. Pescara's biography under "Management - Executive Officers and Directors" is hereby updated and replaced with the following:
Don G. Pescara is our Managing Director, Acquisitions and has held that position since April 2019. From November 2013 to April 2019, he was our Vice President - Acquisitions. Mr. Pescara was the Vice President - Acquisitions of EA-1 from its formation until April 2019. Mr. Pescara is responsible for our activities in the midwestern U.S. and is based in the firm’s Chicago office. Mr. Pescara joined GCC in January 1997 until he resigned from GCC in December 2018 in connection with EA-1's self-administration transaction. Prior to joining GCC, Mr. Pescara was a Director at Cohen Financial in the Capital Markets Unit, responsible for all types of real estate financing including private placements of both debt and equity, asset dispositions, and acquisitions on behalf of Cohen’s merchant banking group. Prior to joining Cohen, Mr. Pescara was a Director at CB Commercial Mortgage Banking Group. During his more than 25-year career, Mr. Pescara has been responsible for many innovative financing programs, including structuring corporate sale/leaseback transactions utilizing synthetic and structured lease bond financing. Formerly Co-Chairman of the Asian Real Estate Association, Mr. Pescara was responsible for creating a forum for idea exchange between Pacific Rim realty investors and their United States counterparts. An active member of the Urban Land Institute, Mortgage Bankers Association and the International Council of Shopping Centers, Mr. Pescara is a graduate of the University of Illinois at Urbana-Champaign with a B.A. in Economics and a minor in Finance and is a licensed Illinois Real Estate Broker.
Julie A. Treinen's biography under "Management - Executive Officers and Directors" is hereby updated and replaced with the following:
Julie A. Treinen is our Managing Director, Asset Management and has held that position since April 2019. From November 2013 to April 2019, she was our Vice President - Asset Management. Ms. Treinen was the Vice President - Asset Management of EA-1 from its formation until April 2019. Ms. Treinen joined GCC in September 2004 until she resigned from GCC in December 2018 in connection with EA-1's self-administration transaction. Before joining GCC, Ms. Treinen was a Vice President at Cornerstone Real Estate Advisers, Inc., a Hartford-based, SEC-registered real estate investment and advisory firm with $4.6 billion of assets under management. During her five years at Cornerstone, Ms. Treinen managed the acquisition diligence of approximately 1.2 million square feet of existing assets totaling $238 million, the development of five apartment joint venture projects totaling $152 million, and the disposition of five properties totaling $125 million. Ms. Treinen was also the senior asset manager for a $400 million portfolio of office, industrial and apartment investments. Prior to joining Cornerstone, from 1996 to 1999, Ms. Treinen was Director, Field Production at Northwestern Mutual Life in Newport Beach where she initiated, negotiated, and closed three development projects totaling over $100 million and three mortgage originations totaling over $100 million, and acquired four existing assets totaling over $50 million. Prior to joining Northwestern, from 1989 to 1996, Ms. Treinen was a Vice President at Prudential Realty Group in Los Angeles. Over the course of her seven-year tenure at Prudential, Ms. Treinen originated over $235 million in new commercial mortgage loans, structured and negotiated problem loan workouts, note sale and foreclosures totaling over $140 million and managed a portfolio of office, industrial and apartment investments totaling approximately $500 million. Prior to the real estate industry, Ms. Treinen spent several years in finance and as a certified public accountant. Ms. Treinen holds an M.B.A. degree from the University of California at Berkeley, and a B.A. degree in Economics from the University of California at Los Angeles.
The following biographies are hereby added in between Julie A. Treinen's biography and Kathleen S. Briscoe's biography under "Management - Executive Officers and Directors":
David J. Congdon is our Managing Director, Corporate Strategy and has held that position since June 2019. During Mr. Congdon’s more than 30-year career in real estate investment, he has led teams and operating partners, raised and deployed capital, and managed portfolios and assets on behalf of institutional and high net worth investors. Prior to joining GCEAR, Mr. Congdon worked at Hines Interests Limited Partnership, where he served as Senior Managing Director and Fund Manager - Investment Management from January 2004 to January 2018, and as Senior Investment Officer and Vice President from May 1998 to December 2003. As Hines’ Senior Managing Director and Fund Manager - Investment Management, Mr. Congdon was responsible for the creation and management of Hines’ U.S. Office Value Added Funds, three discretionary investment vehicles with over $1.2 billion of equity seeking to acquire office buildings with value added opportunities. He was also instrumental in developing and executing the investment strategy on behalf of a single institutional investor which led to the commitment of over $2.0 billion of equity in the acquisition and development of core and value-added investments between May 1998 and December 2001. Prior to joining Hines, Mr. Congdon worked at the Lend Lease Real Estate Investments (the Yarmouth Group), where he served as Executive Vice President - Capital Transactions and Dispositions Group Head from June 1993 to April 1998, and as Vice President - Office Asset Management from August 1989 to May 1993. Prior to the Yarmouth Group, Mr. Congdon was an Associate - Real Estate Investment Banking Group with First Boston Corporation from August 1987 to July 1989. Mr. Congdon began his real estate investment career as an Assistant Treasurer - Real Estate Finance and Institutional Banking Divisions with the Chase Manhattan Bank, in August 1982. Mr. Congdon earned his B.A. in Economics from Trinity College and received his M.B.A. from the Wharton School of the University of Pennsylvania.
Nina M. Sitzer is our Executive Vice President and General Counsel and has held those positions since June 2019. From December 2011 until she joined us, Ms. Sitzer was a partner in the real estate department at the law firm of DLA Piper LLP (US) in Chicago, Illinois. From 1994 until she joined DLA Piper, Ms. Sitzer was at Katten Muchin Rosenman in Chicago, Illinois, where she was also a partner in the real estate group. Ms. Sitzer began her legal career in 1992 as an associate in the real estate department at Lewis Rice in St. Louis, Missouri. Ms. Sitzer has over 25 years of experience in a broad range of commercial real estate transactions, including asset and portfolio acquisitions and dispositions, development, secured financing arrangements, ground leases, management and leasing agreements, and space leasing transactions. Ms. Sitzer earned her B.A. from Emory University in Atlanta, Georgia, spent a year studying at the London School of Economics and Political Science, and earned her J.D. degree from Northwestern University Pritzker School of Law in Chicago, Illinois.
Updates to "Net Asset Value Calculation and Valuation Procedures - Certain Historical NAV Information"
The table under "Net Asset Value Calculation and Valuation Procedures - Certain Historical NAV Information" is hereby updated and replaced with the following:

Date	NAV per Share

	Class T	Class S	Class D	Class I	Class A	Class AA	Class AAA	Class E
September 2017	$9.48	$9.48	$9.48	$9.48	$9.48	$9.48	$9.48	—
October 2017	$9.50	$9.50	$9.50	$9.50	$9.50	$9.50	$9.50	—
November 2017	$9.52	$9.52	$9.52	$9.52	$9.51	$9.51	$9.51	—
December 2017	$9.55	$9.54	$9.54	$9.54	$9.53	$9.53	$9.53	—
January 2018	$9.57	$9.56	$9.56	$9.56	$9.54	$9.54	$9.54	—
February 2018	$9.59	$9.58	$9.58	$9.58	$9.56	$9.56	$9.56	—
March 2018	$9.61	$9.60	$9.59	$9.60	$9.57	$9.57	$9.57	—
April 2018	$9.63	$9.62	$9.61	$9.61	$9.59	$9.58	$9.58	—
May 2018	$9.64	$9.63	$9.62	$9.63	$9.59	$9.60	$9.59	—
June 2018	$9.66	$9.65	$9.64	$9.64	$9.61	$9.61	$9.61	—
July 2018	$9.67	$9.66	$9.65	$9.65	$9.62	$9.62	$9.61	—
August 2018	$9.67	$9.66	$9.66	$9.66	$9.61	$9.62	$9.61	—
September 2018	$9.69	$9.68	$9.67	$9.67	$9.63	$9.63	$9.62	—
October 2018	$9.68	$9.68	$9.67	$9.67	$9.62	$9.62	$9.61	—
November 2018	$9.69	$9.68	$9.67	$9.67	$9.62	$9.62	$9.61	—
December 2018	$9.69	$9.69	$9.67	$9.68	$9.61	$9.62	$9.61	—
January 2019	$9.69	$9.69	$9.68	$9.68	$9.61	$9.62	$9.63	—
February 2019	$9.70	$9.70	$9.68	$9.69	$9.61	$9.62	$9.61	—
March 2019	$9.71	$9.70	$9.69	$9.69	$9.62	$9.62	$9.61	—
April 2019*	$9.71	$9.71	$9.70	$9.70	$9.62	$9.62	$9.61	—
May 2019**	$9.64	$9.64	$9.63	$9.63	$9.54	$9.54	$9.54	$9.55
* Our NAV per share as of April 30, 2019 reflects NAV prior to the consummation of the Mergers on April 30, 2019.
** Our NAV per share as of May 31, 2019 reflects our value subsequent to the consummation of the Mergers on April 30, 2019. In exchange for their shares in EA-1, EA-1 stockholders received our newly issued Class E common stock based on a fixed exchange ratio of 1.04807, which was based on the value of the net assets of EA-1 and us as of September 30, 2018, less estimated transaction costs. (Taking into account the fixed exchange ratio of 1.04807 from the Mergers, the NAV per Class E share based on EA-1 shares as of May 31, 2019 would have been $10.01.) EA-1 maintained a high percentage of its borrowings at effective fixed rates, minimizing interest rate risk and allowing for positive growth in the spread between the yield on the REIT’s investments and the cost of its borrowings over time through contractual rental growth. Therefore, such an allocation serves to support the long-term stability and performance of the REIT. However, the requirement to present liabilities at fair value in NAV calculations can cause the measured value of these liabilities to increase as market interest rates decline, despite there being no effect on the actual balance of the REIT’s debt.  Subsequent to September 30, 2018, a significant decline in interest rates affected the fair value of EA-1 fixed rate borrowings and interest rate swaps. The effect of rising interest rates on the fixed rate debt and interest rate swaps of EA-1 was approximately $23.3 million on a combined basis. This decline was offset by growth in the value of the GCEAR investments of approximately $16 million. Subsequently, during the month of May 2019, continued volatility in interest rates continued to impact such fair values, in particular that of our interest rate swap, which resulted in a non-cash, transitory loss of approximately $8.2 million or $0.03 per share offset by growth in asset valuation of approximately $6.4 million or $0.02 per share. The principal balance of our borrowings is not affected by changes in interest rates, and future increases in interest rates would have a positive impact on the fair value of our fixed rate borrowings and interest rate swaps.
Update to "Description of Shares - Distribution Policy"
The following disclosure is hereby added at the end of the "Description of Shares - Distribution Policy" section of our prospectus:
Third Quarter 2019 Distribution Declaration
On June 12, 2019, our board of directors declared a cash distribution in the amount of $0.001506849 per day, subject to adjustments for class-specific expenses, per Class E share, Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share and Class AAA share of stock payable to stockholders of record of such classes at the close of business on each day during the period commencing on July 1, 2019 and ending on September 30, 2019. Our board of directors also declared a stock distribution in the amount of $0.000273973 worth of shares of the applicable class per day, per Class E share, Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share and Class AAA share of common stock payable to stockholders of record of such classes at the close of business on each day during the period commencing on July 1, 2019 and ending on September 30, 2019. We will pay such distributions to each stockholder of record of such classes during a given month on a date in the following month to be determined by our Chief Executive Officer.